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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

/x/	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2000
OR
/ /	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from to
Commission file number 1-15525

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

Edwards Lifesciences Corporation

401(k) Savings and Investment Plan

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Edwards Lifesciences Corporation

One Edwards Way

Irvine, California 92614

(949) 250-2500

Edwards Lifesciences Corporation
401(k) Savings and Investment Plan
Report on Financial Statements and
Supplemental Schedule
As of December 31, 2000 and
For the period April 1, 2000 (Inception) to December 31, 2000

Edwards Lifesciences Corporation

401(k) Savings and Investment Plan

Index to Financial Statements and Supplemental Schedule

Page
Report of Independent Accountants	1
Financial Statements:
Statement of Net Assets Available for Benefits as of December 31, 2000	2
Statement of Changes in Net Assets Available for Benefits for the period April 1, 2000 (Inception) to December 31, 2000	3
Notes to Financial Statements	4-8
Supplemental Schedule:*
Schedule H—line 4i—Schedule of Assets (Held at End of Year)	9
Signature	10
Consent of Independent Accountants	11

*
Other Schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Accountants

To the Administrative and Investment Committee for
the Edwards Lifesciences Corporation Employee
Benefit Plans

    In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Edwards Lifesciences Corporation 401(k) Savings and Investment Plan (the "Plan") at December 31, 2000 and the changes in net assets available for benefits for the period April 1, 2000 (Inception) to December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Orange County, California

July 9, 2001

Edwards Lifesciences Corporation

401(k)Savings and Investment Plan

Statement of Net Assets Available for Plan Benefits

As of December 31, 2000

Investments, at fair value	$107,225,078
Group annuity contracts, at contract value	25,569,034

Total investments	132,794,112

Receivables:
Dividends and interest receivable	240,947
Participant contributions	50,513
Employer contributions	25,976

Total receivables	317,436

Total assets	133,111,548
Accounts payable	(129,335)
Due to brokers for securities purchased	(51,864)

Net assets available for benefits	$132,930,349

The accompanying notes are an integral part of these financial statements.

Edwards Lifesciences Corporation

401(k) Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Period from April 1, 2000 (Inception) to December 31, 2000

Additions to net assets:
Investment income:
Interest	$1,381,558
Dividends	235,163

Total investment income	1,616,721

Contributions:
Participant contributions	6,712,257
Company contributions	2,790,974
Rollover contributions	708,807

Total contributions	10,212,038
Transfers from other plans	129,917,719

Total additions	141,746,478

Deductions from net assets:
Net depreciation in fair value of assets	(234,347)
Benefits paid to participants	(5,839,975)
Administrative expenses	(329,192)
Transfers to other plans	(2,390,177)
Other	(22,438)

Total deductions	(8,816,129)

Net increase	132,930,349
Net assets available for benefits:
Beginning of year	0

End of year	$132,930,349

The accompanying notes are an integral part of these financial statements.

Edwards Lifesciences Corporation

401(k) Savings and Investment Plan

Notes to the Financial Statements

1.  Description of the Plan

    The following description of the Edwards Lifesciences Corporation 401(k) Savings and Investment Plan (the "Plan") is provided for general information purposes only. The Plan was created effective April 1, 2000 in connection with the spin-off of Edwards Lifesciences Corporation (the "Company") from Baxter International Inc. ("Baxter"). The Baxter International Inc. and Subsidiaries Investment Incentive Plan assets relating to the Company's U.S. employees were transferred to the Plan. In September 2000, $2,390,177 was transferred out of the Plan's assets as a result of the Company's sale of its Novecor and Bentley divisions. Participants should refer to the Plan document for more complete information.

General

    The Plan is a defined contribution retirement plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Participation in the Plan is available to employees of the Company who have met certain eligibility requirements, as described below.

Eligibility

    Employees become eligible to participate in the Plan on the first day of the month following one full month of employment. Eligible individuals are those who are U.S. employees of the Company, or a subsidiary, division or facility of the Company that has adopted the Plan, other than:

  1.
  U.S. employees covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan.
  2.
  Employees otherwise excluded from the groups of employees to whom the Plan is extended; and
  3.
  Individuals who perform services under a written or verbal agreement that classifies them as independent contractors or that otherwise contains a waiver of participation in the Plan, regardless of such individual's employment status under common law.

Plan Administration

    The Plan is administered by the Administrative and Investment Committee for the Edwards Lifesciences Corporation Employee Benefit Plans (the "Committee"). The Committee has authority, responsibility and control over the management of the assets of the Plan. Members of the Committee are appointed by the Board of Directors of the Company and are currently employees of the Company. State Street Bank and Trust Company ("Trustee") serves as trustee of the Plan assets and CitiStreet Institutional and Total Benefits Outsourcing provides record keeping services for the Plan.

Contributions

    The Plan allows tax deferred contributions intended to qualify under Section 401(k) of the Internal Revenue Code ("IRC"). Eligible participants may make pre-tax contributions up to 15% of their eligible annual compensation within certain limitations. The Company matches the first three percent of the participant's annual eligible compensation contributed to the Plan on a dollar for dollar basis. The Company matches the next two percent of the participant's annual eligible compensation to the Plan on a 50% basis. In addition, each participant who is an hourly manufacturing employee is eligible to receive discretionary profit sharing contributions in an amount targeted at 3% of such participant's annual base pay based on the achievement of certain performance measures. Further, each participant who was an hourly manufacturing employee and whose employment was transferred as of March 31, 2000 to the Company from Baxter was credited with an initial contribution of 50 shares of Company Common Stock. Also, certain employees are eligible for transitional contributions related to the spin-off from Baxter, as described more fully in the Plan.

Participant Accounts

    Each participant's account is credited with the participant's contributions, the Company's matching contributions, and the allocation of the participant's share of the Plan's net earnings and losses, net of certain investment management fees. Allocations are based on participant account balances as defined.

Vesting

    Participants are immediately fully vested in their plan accounts (other than their Company matching contributions) plus actual earnings thereon. Vesting in a participant's Company matching contributions plus actual earnings thereon is based on years of continuous service. A participant vests in a participant's Company matching contributions in annual increments of 20% and, therefore, is 100% vested after five years of credited service. On termination of service due to death, disability, or attainment of normal retirement age, a participant shall become fully vested.

Investment Options

    Upon enrollment in the Plan, a participant may direct contributions in any of seven investment options as follows:

Common Collective Trusts:

  General Equity Fund—Funds are invested in stocks of U.S. companies of all sizes and types that have strong prospects for future earnings growth.

  Composite Fund—Funds are invested in a fixed income fund and a fund which invests in the common stocks of those companies listed in the Standard & Poor's 500 Stock index.

  Stable Income Fund—Funds are invested in a portfolio of investment contracts purchased from insurance companies. These contracts provide a guaranteed interest rate and are included in the general assets of the Plan.

  S&P 500 Equity Index Fund—Funds are invested in the common stocks of those companies listed in the Standard & Poor's 500 Stock index.

  International EAFE Equity Index Fund—Funds are invested in the stocks of companies in Europe, Australia and the Far East, known as "EAFE" countries.

Common Stock Funds:

  Edwards Common Stock Fund—Funds are invested primarily in Company common stock.

  Baxter Common Stock Fund (for certain eligible employees)—Funds are invested primarily in Baxter common stock. Participants may no longer elect that future contributions be invested in the fund, nor may they transfer any existing account balances into the fund.

Participant Loans

    Participants may borrow an amount ranging from a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. The loans bear interest based on the applicable Prime Rate at the time of issuance plus 1%, which interest rates presently range from 7% to 11%, and have a maximum term of five years (or ten years if used to acquire the participant's home). The loans are collateralized by the participants' vested interest in their accounts and any additional collateral as the Committee may require. Principal and interest are generally paid ratably through payroll deductions.

Payment of Benefits

    On termination of service or otherwise becoming eligible to receive benefits, a participant may elect to receive a lump-sum amount equal to the value of his or her account, periodic installments, or transfer the balance in his or her account to another qualified plan. Vested accounts of $5,000 or less will be automatically paid in a lump-sum amount.

    A participant may make withdrawals from the participant's accounts (except as provided in the Plan document) upon reaching age 59 1/2, becoming fully vested and completing five years of Plan participation. Withdrawals may also be made for financial hardship, which is determined pursuant to the provisions of the IRC. Upon making a hardship withdrawal, a participant may not make additional pre-tax contributions for a period of 12 months from the date of the withdrawal payment.

Administrative Expenses

    Substantially all investment manager, trustee and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

Forfeitures

    A participant's nonvested balance is forfeited at the time of termination of employment. Such forfeitures may be used to offset future Company matching contributions.

2.  Summary of Significant Accounting Policies

Basis of Accounting

    The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

    Investments in commingled funds are valued based on information provided by the Trustee. The value ascribed by the Trustee is based on closing prices of the underlying securities on the valuation date. The financial statements of the commingled funds are audited annually by independent accountants.

    Investments in common stock are valued based on the closing stock price on the valuation date.

    Group annuity contracts are valued based on contract value, as reported to the Plan. Contract value represents contributions plus interest earned less benefits paid and transfers to other funds.

    Participant loans are valued at the unpaid principal amount of the loan, which is estimated to approximate fair value.

    Purchases and sales of securities are reflected on a trade date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments.

    The assets of the Plan are held in a master trust. Net assets, investment income, and gains and losses are allocated to the Plan based on its proportionate share of the master trust. The Plan's proportionate interest in the master trust at December 31, 2000 is 97%.

Payment of Benefits

    Benefits to participants are recorded when paid.

Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Risks and Uncertainties

    The Plan provides for various investment options in any combination of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

New Accounting Pronouncements

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

    SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has not yet been able to determine the impact of SFAS No. 133 on the Plan financial statements as a result of the inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting Guide on "Audits of Employee Benefit Plans" and Statement of Position 94-4 "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" ("SOP 94-4"), requiring benefit responsive investment contracts (including synthetic group annuity contracts) to be measured at contract value. Until this discrepancy is resolved, management is unable to determine the impact that SFAS 133 will have on the Plan financial statements. The carrying value of those instruments is $25,569,034 at December 31, 2000. The actual impact on the Plan's net assets available for plan benefits of adopting SFAS No. 133 will be made based on the derivative positions at the date of adoption.

3.  Group Annuity Contracts

    The Stable Value Fund (the "Fund") holds an investment in a group annuity contract directly with Deutsche Morgan Grenfell and holds units of participation in a commingled fund comprised of various investment contracts. In accordance with SOP 94-4, this fund is reported in the financial statements at contract value as the investments are considered fully benefit responsive. There are no reserves charged against the contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 4.8% and 6.11%, respectively, for the period April 1, 2000 to December 31, 2000. Such rates are reviewed on a quarterly basis for resetting.

4.  Investments

    Investments representing five percent or more of the Plan's net assets at December 31, 2000 are summarized as follows:

S&P 500 Flagship Fund Series A	$37,133,275
US Growth & Income Fund Series A	24,775,164
Group Annuity Contract with Deutsche Morgan Grenfell	21,522,376
Baxter International Inc. Common Stock	17,236,698
Edwards Lifesciences Corp. Common Stock	10,852,217

    For the period from April 1, 2000 (Inception) to December 31, 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $234,347 as follows:

Common stock	$6,987,337
Commingled investments	(7,221,684)

$(234,347)

5.  Distribution Priorities upon Termination of the Plan

    Although it has not expressed any intent to do so, the Company has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, the account balance of each participant will become 100% vested and all assets, net of expenses, will be distributed to the participants or the participants' beneficiaries.

6.  Tax Status of the Plan

    The Company has applied for, but has not received, a determination letter from the Internal Revenue Service on the Plan's federal income tax status. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable sections of the IRC.

7.  Related Parties

    At December 31, 2000, the Plan held units of participation in certain commingled funds and short-term investment funds of the Trustee, and held shares of common stock of the Company. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

Edwards Lifesciences Corporation

401(k) Savings and Investment Plan

Schedule H—line 4i—Schedule of Assets (Held at End of Year)

As of December 31, 2000

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	State Street Bank & Trust	Short term investment fund		$759,185
*	State Street Bank & Trust	S&P 500 Flagship Fund Series A		37,133,275
*	State Street Bank & Trust	U.S. Growth and Income Fund Series A		24,775,164
*	State Street Bank & Trust	Passive Bond Market Index Securities Lending Fund Series A		6,349,487
*	State Street Bank & Trust	Daily EAFE Securities Lending Fund A		5,181,429
*	State Street Bank & Trust	Principal Accumulation Return Fund		4,046,230
	Deutsche Morgan Grenfell	Synthetic Group Annuity Contract 6.07%, Contract #SSG-EDW-1		21,522,376
		Synthetic Group Annuity Contract Wrapper		428
	Baxter International Inc.	195,178 shares of common stock		17,236,698
*	Edwards Lifesciences Corp.	611,393 shares of common stock		10,852,217
*	Participant Loans	Varying maturity dates with interest rates ranging from 7% to 11%		4,937,623

				$132,794,112

*
Party-in-interest

SIGNATURE

    The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EDWARDS LIFESCIENCES CORPORATION 401(K) SAVINGS AND INVESTMENT PLAN
July 10, 2001	By:	/s/ BRUCE J. BENTCOVER Bruce J. Bentcover Member of the Administrative and Investment Committee for the Edwards Lifesciences Corporation Employee Benefit Plans

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

     We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-52346) of Edwards Lifesciences Corporation of our report dated July 9, 2001 relating to the financial statements of the Edwards Lifesciences Corporation 401(k) Savings and Investment Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
Orange County, California
July 10, 2001

QuickLinks

Edwards Lifesciences Corporation 401(k) Savings and Investment Plan Index to Financial Statements and Supplemental Schedule
Report of Independent Accountants
Statement of Net Assets Available for Plan Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to the Financial Statements
Schedule H—line 4i—Schedule of Assets (Held at End of Year)
SIGNATURE
CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS